Nicolette
253 followers
1mo •

Today we opened an equity crowdfunding campaign. Now anyone can invest directly in Nicolette's mission of empowering patients, starting with the #NICU.

Learn more here: wefunder.com/nicolette

Invest in Nicolette: We build success tools for patients and their caregivers. | Wefunder

wefunder.com • 1 min read

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